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                          November 17, 2022

       Richard Toselli
       President and Chief Executive Officer
       InVivo Therapeutics Holdings Corp.
       One Kendall Square, Suite B14402
       Cambridge, MA 02139

                                                        Re: InVivo Therapeutics
Holdings Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 9,
2022
                                                            File No. 333-268256

       Dear Richard Toselli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Rosemary G. Reilly,
Esq.